77 King Street West, Suite 4010 P.O. Box 159 Toronto-Dominion Centre Toronto, ON, Canada M5K 1H1 T 647.925.7500 www.granitereit.com GRANITE REIT DECLARES DISTRIBUTION FOR SEPTEMBER 2024 September 16, 2024, Toronto, Ontario, Canada - Granite Real Estate Investment Trust (“Granite”) (TSX: GRT.UN / NYSE: GRP.U) announced today that its board of trustees has declared a distribution of CDN $0.275 per stapled unit for the month of September 2024. The distribution will be paid by Granite on Tuesday, October 15, 2024 to stapled unitholders of record at the close of trading on Friday, September 27, 2024. Granite confirms that no portion of the distribution constitutes effectively connected income for U.S. federal tax purposes. A qualif ied notice providing the breakdown of the sources of the distribution will be issued to the Depository Trust & Clearing Corporation subsequent to the record date of September 27, 2024, pursuant to United States Treasury Regulation Section 1.1446-4. ABOUT GRANITE Granite is a Canadian-based REIT engaged in the acquisition, development, ownership and management of logistics, warehouse and industrial properties in North America and Europe. Granite owns 143 investment properties representing approximately 63.3 million square feet of leasable area. OTHER INFORMATION Copies of f inancial data and other publicly filed documents about Granite are available through the internet on the Canadian Securities Administrators’ System for Electronic Data Analysis and Retrieval+ (SEDAR+) which can be accessed at www.sedarplus.ca and on the United States Securities and Exchange Commission’s Electronic Data Gathering, Analysis and Retrieval System (EDGAR) which can be accessed at www.sec.gov. For further information, please see our website at www.granitereit.com or contact Teresa Neto, Chief Financial Officer, at 647-925- 7560 or Andrea Sanelli, Associate Director, Legal & Investor Services, at 647-925-7504.